December 11, 2009
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, DC 20549-7010
Attention:	John Stickel, Attorney Advisor Claire Erlanger
Re:	Olympic Steel, Inc. Registration Statement on Form S-3 Filed October 29, 2009 File No. 333-162723 Form 10-K for the fiscal year ended December 31, 2008 Filed March 3, 2009 File No. 000-23320
Ladies and Gentlemen:
          Olympic Steel, Inc., an Ohio corporation (the “Company” or “we,” “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 23, 2009 (the “Comment Letter”), with respect to the Company’s Registration Statement on Form S-3, filed October 29, 2009 and the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed March 3, 2009 and Form 10-Q for the Quarter ended September 30, 2009, filed on October 29, 2009. Today, in connection with the response to the Comment Letter, the Company is filing amendment no. 1 to the Registration Statement on Form S-3 (the “Amendment”).
          Below are the Company’s responses. For the convenience of the Staff, we have repeated each of the Staff’s comments before the corresponding response.
Registration Statement on Form S-3
1.	Please note that comments may be applicable to both prospectus’ that have been filed with the registration statement, and where appropriate revisions should be made to both.

Securities and Exchange Commission
December 11, 2009

Response:
We acknowledge that the comments may be applicable to both prospectuses and, where appropriate, we will amend both prospectuses that have been filed with the registration statement.
Risk Factors, page 4
2.	Please remove the third and fourth sentences of the initial paragraph. If you are aware of additional risks, please disclose them.
Response:
We have removed the third and fourth sentences of the initial paragraph on page 4 and page A-1 of the Amendment.
3.	Please confirm that all material risk relating to the various types of securities that might be offered are either included in a risk factor that is incorporated by reference or will be included in the prospectus supplement related to the offering of such security.
Response:
We confirm that all material risks relating to the various types of securities that might be offered pursuant to the prospectuses are either included in a risk factor that is incorporated by reference or will be included in the prospectus supplement related to the offering of such security.
Description of Capital Stock, page 7
4.	Please revise the first paragraph, if true, to say that any supplement offering a security will disclose the terms of the security being offered.
Response:
We have revised the first paragraph of the “Description of Capital Stock” section in the Amendment to state that any supplemental offering of preferred stock will disclose the terms of the preferred stock being offered.
Plan of Distribution, page 24
5.	We note your reference to possible remarketing arrangements. Please note that, depending upon the level of involvement by the issuer (or its affiliates) in the remarketing, any offers or sales pursuant to the remarketing arrangements may require registration under the Securities Act of 1933. If the issuer would prefer that the staff express its views on this issue at the present time, please provide us

Securities and Exchange Commission
December 11, 2009

with information about the procedures that will be used and the participants in the remarketing, including the role of you or your affiliates, if any.
Response:
We acknowledge that, depending upon the level of involvement by the issuer (or its affiliates) in the remarketing, any offers or sales pursuant to the remarketing arrangements may require registration under the Securities Act of 1933. We do not desire that the Staff express its views on this issue at the present time as we do not know the details of any potential remarketing.
Plan of Distribution, page A-6
6.	We note your disclosure that the sales agent “may” be deemed an underwriter. Please revise to state that Jefferies & Company, Inc., as a registered broker dealer participating in the distribution under this registration statement, will be an underwriter as defined in the Securities Act.
Response:
We have revised the applicable portions of the “Plan of Distribution” section in the Amendment to state that Jefferies & Company, Inc., as a registered broker dealer participating in the distribution under the open market sale agreement prospectus, will be an underwriter as defined in the Securities Act.
Form 10-K for fiscal year ending December 31, 2008
Notes to the Financial Statements
7.	We note from your disclosure on page 23 in MD&A that one reason for decreased interest expense in 2008 is capitalization of interest into long-term capital projects. Please tell us, and revise future filings to disclose the total amount of interest costs incurred and capitalized for any period for which some interest costs has been capitalized. See paragraph 21 of SFAS No. 34.
Response:
During 2008, we incurred a total of $1.58 million of interest and other expense on debt, of which $1.15 million was recorded as expense on the Consolidated Statement of Operations and $0.43 million of which was capitalized into long-term capital projects. In future filings, we will disclose the total amount of interest costs incurred and capitalized for any period in which some interest cost has been capitalized.
8.	In future filings, please disclose the following information related to the fair value of financial instruments such as debt, accounts receivable, accounts payable, etc.

Securities and Exchange Commission
December 11, 2009

•	Fair value of financial instruments for which it is practicable to estimate fair value

•	The methods and significant assumptions used to estimate the fair value of financial instruments

•	For financial instruments for which it is concluded that estimating fair value is not practicable, (i) information related to estimating the fair value of the financial instrument (such as the carrying amount, effective interest rate, and maturity) and (ii) the reasons why it is not practicable to estimate fair value
See paragraphs 10 and 14 of SFAS No. 107 and paragraphs 531-532 of SFAS No. 133.
Response:
In future filings, we will further expand our disclosure of the fair value of financial instruments and the methodologies for determining the fair value of those financial instruments, such as debt, accounts receivable and accounts payable, for which it is practicable to estimate fair value and the methods and significant assumptions used to estimate such fair value, in accordance with paragraphs 10 and 14 of SFAS No. 107 and paragraphs 531-32 of SFAS No. 133.
Note 1. Summary of Significant Accounting Policies — Shipping and Handling Fees and Costs, page 37
9.	We note your disclosure that you classify costs incurred for shipping and handling to the customer as “distribution expenses” on the statement of operations. In future filings, please disclose the amount of shipping and handling costs recorded on the statement of operations for each period presented. See paragraph 6 of EITF 00-10.
Response:
In response to a comment letter received from the staff of the Commission regarding our Annual Report on Form 10-K for the year ended December 31, 2007, we had revised our “Shipping and Handling Fees and Costs” accounting policy disclosure to indicate that the distribution expense line on our Consolidated Statement of Operations reflects all shipping and other transportation costs incurred by us in shipping goods to our customers. In future filings, in accordance with paragraph 6 of EITF 00-10, we will revise the disclosure to clarify that the “distribution expenses” category is entirely comprised of shipping and handling fees.

Securities and Exchange Commission
December 11, 2009

Note 4. Property and Equipment, page 39
10.	We note your disclosure that implementation of the new information system began in 2009. Please tell us, and disclose in future filings, when you expect to begin depreciating the new information system.
Response:
In March 2009, we began depreciating the portion of the new information system that was placed in service at that time. We will include disclosure regarding this depreciation in future filings.
Note 11. Restricted Stock Units and Performance Share Units, page 44
11.	Please revise future filings to include all disclosures required by SFAS No. 123R that are applicable to restricted stock units and performance share units, as set forth in paragraph A240 of SFAS No. 123R.
Response:
In future filings, we will include all disclosures required by paragraph A240 of SFAS No. 123R as they relate to restricted stock units and performance share units.
Form 10-Q for the quarter ended September 30, 2009
Notes to the Financial Statements
12.	We note from your disclosure on page 20 of MD&A that interest expense increased due in part to higher amortization of deferred financing fees due to 2009 amendments of your credit facility. Please provide us more information about the nature of these amendments and the related fees incurred. Also, please tell us, and disclose in future filings how you accounted for these additional fees in accordance with EITF 98-14, as applicable.
Response:
In 2009, we incurred fees related to the amendments of our revolving credit facility. The amendments waived the calculation of the fixed charge covenant for the period of March 31, 2009 through June 30, 2010. We capitalized the amendment fees and are amortizing those costs (which are included in the caption “Interest and other expense on debt” on our Consolidated Statement of Operations) over the period of March 31, 2009 through June 30, 2010, in accordance with the guidance provided in EITF 98-14. We will disclose the nature of the amendments and the related fees in future filings, as necessary.

Securities and Exchange Commission
December 11, 2009

Note 3. Inventories, page 7
13.	We note your disclosure that effective March 31, 2009, the Company was required under GAAP to write down the value of its inventory to its net realizable value (average selling price less reasonable costs to convert the inventory into completed form), resulting in a $30.6 million charge. In light of these adjustments in 2009, please tell us why you believe the amount of inventory recorded on the balance sheet as of December 31, 2008 was appropriately recorded. Also, in light of your disclosure in your Form l0-K for the year ended December 31, 2008 that steel prices declined in the fourth quarter of 2008 and were expected to continue to decline in 2009, please tell us why you believe inventory adjustments were not necessary until the first quarter of 2009. As part of your response, please explain to us the nature of the changes in circumstances and events subsequent to the fiscal year ended December 31, 2008 that resulted in both the first and second quarter 2009 inventory adjustments.
Response:
At December 31, 2008, we tested our inventory to determine if a lower of cost or market adjustment was required in light of the decline in steel pricing noted in our Annual Report on Form 10-K for the year ended December 31, 2008 (the “2008 Form 10-K”). At that date, our average selling prices exceeded the average carrying value of our inventory and no lower of cost or market adjustment was necessary. We updated our inventory analysis throughout the first quarter of 2009 using the same testing methodology as was used at December 31, 2008 and prior dates. At the time of the filing of our 2008 Form 10-K on March 2, 2009, our average selling prices still exceeded the average carrying value of our inventory. In the first risk factor under Item 1A of our 2008 Form 10-K, we included the statement that “further declines in steel prices or further reductions in sales volumes could adversely impact our ability to remain in compliance with certain financial covenants in our revolving credit facility as well as result in us incurring inventory or goodwill impairment charges.” During the middle and latter portions of March 2009, the steel market deteriorated further. Utilizing the same methodology used in prior periods, as of March 31, 2009, the average carrying value of our inventory exceeded our average selling prices, necessitating a lower of cost or market adjustment. The steel market further deteriorated during the second quarter of 2009. Again, utilizing the same methodology used in prior periods, as of June 30, 2009, the average carrying value of our inventory exceeded our average selling prices, necessitating an additional lower of cost or market adjustment.
Management’s Discussion and Analysis — Results of Operations
14.	We note that in your results of operations section, you present and discuss the measure “gross profit before lower of cost of market adjustment.” We believe that in theory, the lower of cost or market adjustment should be included in a cost of materials sold amount, and therefore, a gross profit measure as presented in

Securities and Exchange Commission
December 11, 2009

accordance with GAAP would include a lower of cost or market inventory adjustment. Please revise future filings to present this measure as a non-GAAP financial measure and include the disclosures required by Item 10(e) of Regulation S-K, or alternatively, eliminate your use of this measure in future filings.
Response:
To that extent that we present “gross profit before lower of cost or market adjustment” in future filings, we will present such measure as a non-GAAP financial measure and will include the disclosures required by Item 10(e) of Regulation S-K.
Exhibit 5.1
15.	Please confirm that prior to each takedown you will issue an opinion without the assumptions contained in this one about events which have not yet taken place. If you anticipate still issuing opinions with some assumptions, please show us what they are.
Response:
We confirm that prior to each takedown, we will have our counsel issue an opinion without the assumptions contained in this one about events which have not yet taken place.
16.	Please confirm that each time you do a takedown of any of these securities you will file a clean opinion of counsel as an exhibit for any securities you are taking down.
Response:
We confirm that each time we do a takedown of any of these securities, we will file a clean opinion of counsel as an exhibit for any securities we are taking down on a Form 8-K that is incorporated by reference into the registration statement.
* * *
          If you have any questions regarding these matters, please do not hesitate to contact the undersigned at (216) 292-3800.

Sincerely,
/s/ Michael D. Siegal
Michael D. Siegal
Chief Executive Officer